UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.
Commission File Number 333-131524-01
Wholesale Auto Receivables LLC
on behalf of
Superior Wholesale Inventory Financing Trust 2007-AE-1
(Exact name of registrant as specified in its charter)
c/o GMAC LLC
200 Renaissance Center, P.O. Box 200, Detroit, MI 48265-2000     (313) 656-0600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Superior Wholesale Inventory Financing Trust 2007-AE-1
One Month LIBOR Plus 0.10% Asset Backed Term Notes, Class A
One Month LIBOR Plus 0.30% Asset Backed Term Notes, Class B
One Month LIBOR Plus 0.60% Asset Backed Term Notes, Class C
(Title of each class of securities covered by this Form)
N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒
Approximate number of holders of record as of the certification or notice date: 56
Pursuant to the requirements of the Securities Exchange Act of 1934 Wholesale Auto Receivables LLC on behalf of Superior Wholesale Inventory Financing Trust 2007-AE-1 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 30, 2008	By:	/s/ William J. McGrane
William J. McGrane, Controller and
Principal Accounting Officer